SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 11)*

ISRAMCO, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

465141406
(CUSIP Number)

Noa Lendner
8, Granit Street, Kiryat Arie, Box 10188
Petach-Tikva, Israel 49222
Telephone: +972-3-922-9225
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 7, 2015; August 21, 2015; September 15, 2015; December 20, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 465141406
1		NAME OF REPORTING PERSON Naphtha Holding Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 (as of each Amendment-11 Reporting Date (as defined below))
	8	SHARED VOTING POWER 1,592,841 (as of each Amendment-11 Reporting Date)
	9	SOLE DISPOSITIVE POWER 0 (as of each Amendment-11 Reporting Date)
	10	SHARED DISPOSITIVE POWER 1,592,841 (as of each Amendment-11 Reporting Date)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,592,841 (as of each Amendment-11 Reporting Date)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.6% (as of each Amendment-11 Reporting Date)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 465141406
1		NAME OF REPORTING PERSON Naphtha Israel Petroleum Corporation Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 (as of each Amendment-11 Reporting Date)
	8	SHARED VOTING POWER 1,823,145 (as of August 7, 2015); 1,856,710 (as of August 21, 2015); 1,911,710 (as of September 15, 2015); 1,922,517 (as of December 20, 2016)
	9	SOLE DISPOSITIVE POWER 0 (as of each Reporting Date)
	10	SHARED DISPOSITIVE POWER 1,823,145 (as of August 7, 2015); 1,856,710 (as of August 21, 2015); 1,911,710 (as of September 15, 2015); 1,922,517 (as of December 20, 2016)
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,823,145 (as of August 7, 2015); 1,856,710 (as of August 21, 2015); 1,911,710 (as of September 15, 2015); 1,922,517 (as of December 20, 2016)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.1% (as of August 7, 2015); 68.3% (as of August 21, 2015); 70.3% (as of September 15, 2015); 70.7% (as of December 20, 2016)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 465141406
1		NAME OF REPORTING PERSON I.O.C. Israel Oil Company, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 (as of each Amendment-11 Reporting Date)
	8	SHARED VOTING POWER 230,304 (as of August 7, 2015); 263,869 (as of August 21, 2015); 318,869 (as of September 15, 2015); 329,676 (as of December 20, 2016)
	9	SOLE DISPOSITIVE POWER 0 (as of each Amendment-11 Reporting Date)
	10	SHARED DISPOSITIVE POWER 230,304 (as of August 7, 2015); 263,869 (as of August 21, 2015); 318,869 (as of September 15, 2015); 329,676 (as of December 20, 2016)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,304 (as of August 7, 2015); 263,869 (as of August 21, 2015); 318,869 (as of September 15, 2015); 329,676 (as of December 20, 2016)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% (as of August 7, 2015); 9.7% (as of August 21, 2015); 11.7% (as of September 15, 2015); 12.1% (as of December 20, 2016)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 465141406
1		NAME OF REPORTING PERSON J.O.E.L. Jerusalem Oil Exploration Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 (as of each Amendment-11 Reporting Date)
	8	SHARED VOTING POWER 1,823,145 (as of August 7, 2015); 1,856,710 (as of August 21, 2015); 1,911,710 (as of September 15, 2015); 1,922,517 (as of December 20, 2016)
	9	SOLE DISPOSITIVE POWER 0 (as of each Reporting Amendment-11 Date)
	10	SHARED DISPOSITIVE POWER 1,823,145 (as of August 7, 2015); 1,856,710 (as of August 21, 2015); 1,911,710 (as of September 15, 2015); 1,922,517 (as of December 20, 2016)
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,823,145 (as of August 7, 2015); 1,856,710 (as of August 21, 2015); 1,911,710 (as of September 15, 2015); 1,922,517 (as of December 20, 2016)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.1% (as of August 7, 2015); 68.3% (as of August 21, 2015); 70.3% (as of September 15, 2015); 70.7% (as of December 20, 2016)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 465141406
1		NAME OF REPORTING PERSON Equital Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 (as of each Amendment-11 Reporting Date)
	8	SHARED VOTING POWER 1,823,145 (as of August 7, 2015); 1,856,710 (as of August 21, 2015); 1,911,710 (as of September 15, 2015); 1,922,517 (as of December 20, 2016)
	9	SOLE DISPOSITIVE POWER 0 (as of each Amendment-11 Reporting Date)
	10	SHARED DISPOSITIVE POWER 1,823,145 (as of August 7, 2015); 1,856,710 (as of August 21, 2015); 1,911,710 (as of September 15, 2015); 1,922,517 (as of December 20, 2016)
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,823,145 (as of August 7, 2015); 1,856,710 (as of August 21, 2015); 1,911,710 (as of September 15, 2015); 1,922,517 (as of December 20, 2016)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.1% (as of August 7, 2015); 68.3% (as of August 21, 2015); 70.3% (as of September 15, 2015); 70.7% (as of December 20, 2016)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 465141406
1		NAME OF REPORTING PERSON YHK Investment LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 (as of each Amendment-11 Reporting Date)
	8	SHARED VOTING POWER 1,823,145 (as of August 7, 2015); 1,856,710 (as of August 21, 2015); 1,911,710 (as of September 15, 2015); 1,922,517 (as of December 20, 2016)
	9	SOLE DISPOSITIVE POWER 0 (as of each Amendment-11 Reporting Date)
	10	SHARED DISPOSITIVE POWER 1,823,145 (as of August 7, 2015); 1,856,710 (as of August 21, 2015); 1,911,710 (as of September 15, 2015); 1,922,517 (as of December 20, 2016)
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,823,145 (as of August 7, 2015); 1,856,710 (as of August 21, 2015); 1,911,710 (as of September 15, 2015); 1,922,517 (as of December 20, 2016)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.1% (as of August 7, 2015); 68.3% (as of August 21, 2015); 70.3% (as of September 15, 2015); 70.7% (as of December 20, 2016)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 465141406
1		NAME OF REPORTING PERSON YHK General Manager Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (as of each Amendment-11 Reporting Date)
	8	SHARED VOTING POWER 1,823,145 (as of August 7, 2015); 1,856,710 (as of August 21, 2015); 1,911,710 (as of September 15, 2015); 1,922,517 (as of December 20, 2016)
	9	SOLE DISPOSITIVE POWER 0 (as of each Reporting Date)
	10	SHARED DISPOSITIVE POWER 1,823,145 (as of August 7, 2015); 1,856,710 (as of August 21, 2015); 1,911,710 (as of September 15, 2015); 1,922,517 (as of December 20, 2016)
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,823,145 (as of August 7, 2015); 1,856,710 (as of August 21, 2015); 1,911,710 (as of September 15, 2015); 1,922,517 (as of December 20, 2016)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.1% (as of August 7, 2015); 68.3% (as of August 21, 2015); 70.3% (as of September 15, 2015); 70.7% (as of December 20, 2016)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 465141406
1		NAME OF REPORTING PERSON United Kingsway Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of the Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 (as of each Amendment-11 Reporting Date)
	8	SHARED VOTING POWER 1,823,145 (as of August 7, 2015); 1,856,710 (as of August 21, 2015); 1,911,710 (as of September 15, 2015); 1,922,517 (as of December 20, 2016)
	9	SOLE DISPOSITIVE POWER 0 (as of each Amendment-11 Reporting Date)
	10	SHARED DISPOSITIVE POWER 1,823,145 (as of August 7, 2015); 1,856,710 (as of August 21, 2015); 1,911,710 (as of September 15, 2015); 1,922,517 (as of December 20, 2016)
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,823,145 (as of August 7, 2015); 1,856,710 (as of August 21, 2015); 1,911,710 (as of September 15, 2015); 1,922,517 (as of December 20, 2016)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.1% (as of August 7, 2015); 68.3% (as of August 21, 2015); 70.3% (as of September 15, 2015); 70.7% (as of December 20, 2016)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 465141406
1		NAME OF REPORTING PERSON Haim Tsuff
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF, AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel and Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 61,679 (as of each Amendment-11 Reporting Date)
	8	SHARED VOTING POWER 1,823,145 (as of August 7, 2015); 1,856,710 (as of August 21, 2015); 1,911,710 (as of September 15, 2015); 1,922,517 (as of December 20, 2016)
	9	SOLE DISPOSITIVE POWER 61,679 (as of each Amendment-11 Reporting Date)
	10	SHARED DISPOSITIVE POWER 1,823,145 (as of August 7, 2015); 1,856,710 (as of August 21, 2015); 1,911,710 (as of September 15, 2015); 1,922,517 (as of December 20, 2016)
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,884,824 (as of August 7, 2015); 1,918,389 (as of August 21, 2015); 1,973,389 (as of September 15, 2015); 1,984,196 (as of December 20, 2016)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4% (as of August 7, 2015); 70.6% (as of August 21, 2015); 72.6% (as of September 15, 2015); 73.0% (as of December 20, 2016)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Introduction

This Amendment No. 11 to Schedule 13D (this “Amendment-11”) relates to the shares of common stock, par value $0.01 (“Common Stock”), of Isramco Inc., a Delaware corporation (the “Issuer”), and amends Amendment No. 10 to the Schedule 13D filed on April 3, 2014 (“Amendment-10”).  The prior Amendment-10 amended and restated the original Schedule 13D filed on September 20, 1995, as the same has been previously amended, supplemented and restated by each of Amendment No. 1 thereto filed on January 22, 1996, Amendment No. 2 thereto filed on March 27, 1996, Amendment No. 3 thereto filed on November 29, 1996, Amendment No. 4 thereto filed on February 12, 1997, Amendment No. 5 thereto filed on May 14, 1997, Amendment No. 6 thereto filed on October 21, 1997, Amendment No. 7 thereto filed on January 22, 1998, Amendment No. 8 thereto filed on September 18, 1998, and Amendment No. 9 thereto filed on December 30, 1998.

Capitalized terms used but not defined in this Amendment-11 have the meanings given to them in Amendment-10.

This Amendment-11 is being jointly filed by the Reporting Persons pursuant to a joint filing agreement attached as Exhibit 99.1 to Amendment-10 to report transactions that should have been previously reported in amendments on or about August 7, 2015, August 21, 2015, September 15, 2015 and December 20, 2016 (each, an “Amendment-11 Reporting Date” and, collectively, the “Amendment-11 Reporting Dates”).  The Amendment-11 Reporting Dates were generally determined based on when there has been an approximate 1.0% or greater change in the Reporting Persons’ aggregate beneficial ownership of shares of Common Stock.

Item 1.  Security and the Issuer

Item 1 is hereby amended and supplemented by updating the address of the Issuer’s principal executive office as follows:

The address of the principal executive office of the Issuer is 1001 West Loop South Suite 750, Houston, Texas 77027.

Item 2.  Identity and Background

Item 2(a) is hereby amended and supplemented by adding the following:

Isramco O&G and Isramco Negev 2 are no longer Reporting Persons for purposes of this Amednment-11 as neither beneficially owned shares of Common Stock on any of the Amendment-11 Reporting Dates.  See also Item 5(e) of the prior Amendment-10.

In addition, as of the filing of this Amendment-11, YHK owns 65.8% of the outstanding voting securities of Equital, and JOEL owns 64.7% of Naphtha.

Lastly, the name, business address, principal occupation or employment, and citizenship of each director and executive officer (or, if applicable, general partner) of Holding, Naphtha, IOC, JOEL, Equital, YHK, YHK Manager and Kingsway remain as set forth on Schedule I to Amendment-10, with the following changes:

Naphtha: Yitzhak Duhan and Ronen Perets are no longer directors of Naphtha, and Shmuel Meir Messenberg has been added as a director.  Mr. Messenberg’s principal occupation or employment is serving as a director of several companies, his business address is 8, Granit St., P.O. Box 10188, Petach-Tikva, Israel 4902201, and he is a citizen of Israel.

IOC:  Eitan Voloch has been added as a director of IOC.  Mr. Voloch’s principal occupation or employment is Director of Finance of Equital, Naphtha, Holding, JOEL, IOC and Isramco O&G, his business address is 8, Granit St., P.O. Box 10188, Petach-Tikva, Israel 4902201, and he is a citizen of Israel.

JOEL: Gilad Weizman is no longer a director of JOEL, and Yhehezkel Hogi has been added as a director. Mr. Hogi’s principal occupation or employment is a CPA, his business address is 5, Solomon Street, Petach-Tikva, Israel, and he is a citizen of Israel.

Equital: Zeev Chayoth, Ronen Perets and Yhehezkel Hogi are no longer directors of Equital, and Gilad Richman and Yosef Yarom have been added as directors. Mr. Richman’s principal occupation or employment is a CPA, his business address is 8, Granit St., P.O. Box 10188, Petach-Tikva, Israel 4902201, and he is a citizen of Israel. Mr. Yarom’s principal occupation or employment is serving as director of several companies, his business address is 8, Granit St., P.O. Box 10188, Petach-Tikva, Israel 4902201, and he is a citizen of Israel.

YHK:  Joseph Tsuff is no longer director of YHK, and Boaz Tsuff has been added as a director.  Mr. Boaz Tsuff’s principal occupation or employment is tourism management, his business address is Van Merlenlaan 2a, 2103 GD Heemstede, Netherlands, and he is a citizen of Netherland and Israel.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following:

Since Amendment-10, Holding, IOC and Naphtha Exploration have engaged in the open market transactions related to shares of Common Stock of the Issuer, which have been separately reported on Form 4. Such transactions were funded with each such Reporting Person’s working capital.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

The transactions in shares of Common Stock of the Issuer have been made by the Reporting Persons for investment purposes. In addition, Mr. Tsuff is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer and, in such capacities and as a significant stockholder, Mr. Tsuff and the other Reporting Persons may regularly interact with management, other directors, other stockholders and other relevant parties concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer.

Except as described in this Item 4, the Reporting Persons have not, as of the date of this Amendment-11, formulated any definitive plan or proposal that relates to or would result in any of the actions or events specified in subsections (a) through (j) of Item 4 of Schedule 13D (the “Enumerated Events”). However, each Reporting Person (including Holding) reserves the right to acquire (or dispose of) additional securities of the Issuer in the ordinary course of business to the extent deemed advisable in light of market conditions, such Reporting Person’s general investment and trading policies, and other factors.

In addition, the Reporting Persons are in the preliminary stages of evaluating the possibility of pursuing a transaction involving the acquisition of the outstanding shares of Common Stock of the Issuer not already owned by the Reporting Persons or other transaction that results in the Common Stock of the Issuer ceasing to be listed on Nasdaq (any such transaction, a “Specified Transaction”). A Specified Transaction could include any of the Enumerated Events, including, without limitation, a merger, a tender offer for Common Stock of the Issuer and/or other combination of the Issuer and one or more of the Reporting Persons or their affiliates.  Any Specified Transaction that any of the Reporting Persons may pursue may be made at any time without prior notice and will depend on a variety of factors, including, without limitation, (i) current and anticipated trading prices and the expected value of the Issuer’s Common Stock or other securities, (ii) the Issuer’s financial condition and position, results of operations, plans, prospects and strategies, (iii) general industry conditions, (iv) the availability, form and terms of financing and other investment and business opportunities, (v) general stock market and economic conditions, (vi) tax considerations, (vii) the Reporting Persons’ trading and investment strategies, (viii) other investment and business opportunities available to the Reporting Persons and (ix) other factors.  No decision to pursue a Specified Transaction has been reached and no assurance can be given that any of the Reporting Persons will in fact make any proposal for a Specified Transaction or that any definitive agreement or any transaction relating to a Specified Transaction will be entered into or consummated. This Amendment-11 is not an offer to purchase or a solicitation of an offer to sell any securities. Any solicitation or offer will only be made through separate materials filed with the U.S. Securities and Exchange Commission. The Reporting Persons undertake no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law.

Item 5. Interest in Securities of the Issuer.

Item 5(a) - (b) is hereby amended by adding the following:

The aggregate percentage shares of Common Stock reported beneficially owned by each Reporting Person is determined in accordance with SEC rules and is based on 2,717,648 shares of the Issuer's Common Stock outstanding on each Amendment-11 Reporting Date.

A. Holding

(a), (b)
Holding beneficially owned the following shares of Common Stock as of each Amendment-11 Reporting Date indicated below, all such shares being directly held by Holding and with Holding having shared power to vote or direct the vote and shared power to dispose or to direct the disposition with respect to all such shares:

August 7, 2015 August 21, 2015 September 15, 2015 December 20, 2016	1,592,841 shares representing approximately 58.6% of the outstanding shares of Common Stock

B. Naphtha, JOEL, Equital, YHK, YHK Manager and Kingsway

(a), (b)
Naphtha, JOEL, Equital, YHK, YHK Manager and Kingsway beneficially owned the following shares of Common Stock as of each Amendment-11 Reporting Date indicated below, with each such Reporting Person having shared power to vote or direct the vote and shared power to dispose or to direct the disposition with respect to all such shares (and none of such Reporting Persons holding any shares directly):

August 7, 2015	1,823,145 shares representing approximately 67.1% of the outstanding shares of Common Stock (all such shares being held directly by Holding, IOC and Naphtha Exploration)
August 21, 2015	1,856,710 shares representing approximately 68.3% of the outstanding shares of Common Stock (all such shares being held directly by Holding, IOC and Naphtha Exploration)
September 15, 2015	1,911,710 shares representing approximately 70.3% of the outstanding shares of Common Stock (all such shares being held directly by Holding, IOC and Naphtha Exploration)
December 20, 2016	1,922,517 shares representing approximately 70.7% of the outstanding shares of Common Stock (all such shares being held directly by Holding and IOC)

C. IOC

(a), (b)
IOC beneficially owned the following shares of Common Stock as of each Amendment-11 Reporting Date indicated below, with IOC having shared power to vote or direct the vote and shared power to dispose or to direct the disposition with respect to all such shares:

August 7, 2015
230,304 shares representing approximately 8.5% of the outstanding shares of Common Stock (222,500 of such shares being held directly by IOC, and the remaining being held directly by Naphtha Exploration)

August 21, 2015
263,869 shares representing approximately 9.7% of the outstanding shares of Common Stock (256,065 of such shares being held directly by IOC, and the remaining being held directly by Naphtha Exploration)

September 15, 2015
318,869 shares representing approximately 11.7% of the outstanding shares of Common Stock (311,065 of such shares being held directly by IOC, and the remaining being held directly by Naphtha Exploration)

December 20, 2016	329,676 shares representing approximately 12.1% of the outstanding shares of Common Stock (all such shares being held directly by IOC)

E. Mr. Tsuff

(a), (b)
Mr. Tsuff beneficially owned the following shares of Common Stock as of each Amendment-11 Reporting Date indicated below, having sole power to vote or direct the vote and sole power to dispose or to direct the disposition with respect to such shares he holds directly, and having shared power to vote or direct the vote and shared power to dispose or to direct the disposition with respect to the remaining of such shares:

August 7, 2015
1,884,824 shares representing approximately 69.4% of the outstanding shares of Common Stock (61,679 of such shares being held directly by Mr. Tsuff, and the remaining being held directly by Holding, IOC and Naphtha Exploration)

August 21, 2015
1,918,389 shares representing approximately 70.6% of the outstanding shares of Common Stock (61,679 of such shares being held directly by Mr. Tsuff, and the remaining being held directly by Holding, IOC and Naphtha Exploration)

September 15, 2015
1,973,389 shares representing approximately 72.6% of the outstanding shares of Common Stock (61,679 of such shares being held directly by Mr. Tsuff, and the remaining being held directly by Holding, IOC and Naphtha Exploration)

December 20, 2016
1,984,196 shares representing approximately 73.0% of the outstanding shares of Common Stock (61,679 of such shares being held directly by Mr. Tsuff, and the remaining being held directly by Holding and IOC)

Item 5(c) is hereby amended by adding the following:

(c)	No transactions in the Common Stock of the Issuer have been effected by the Reporting Persons during the sixty days preceding the date of this Amendment-11.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.  Each of the undersigned also hereby agrees to file this statement jointly pursuant to the Joint Filing Agreement listed on Exhibit 99.1 to Amendment-10.

Dated: March 21, 2018

/s/ Haim Tsuff
Haim Tsuff, on behalf of himself, and as attorney-in-fact for:

NAPHTHA HOLDING LTD.*
NAPHTHA ISRAEL PETROLEUM CORPORATION LTD.*
I.O.C. ISRAEL OIL COMPANY, LTD.*
ISRAMCO OIL & GAS LTD.*
ISRAMCO NEGEV 2 LP*
J.O.E.L. JERUSALEM OIL EXPLORATION LTD.*
EQUITAL LTD.*
YHK INVESTMENT LP*
YHK GENERAL MANAGER LTD.*
UNITED KINGSWAY LTD.*

* The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is attached as Exhibit 99.2 to Amendment-10.